Exhibit 99.1

Focus, simplify, execute The Clarivate way Jerre Stead CEO November 12, 2019

Forward - Looking Statements The accompanying materials contain certain forward - looking statements regarding Clarivate Analytics Plc (the “Company” or “Clarivate”), its financial condition and its results of operations, anticipated synergies and other future expectations . Forward - looking statements should not be read as a guarantee of future performance or results, and will not necessarily be accurate indications of the times at, or by which, if at all, such performance or results will be achieved . All of these statements, including the Company’s 2019 full - year guidance appearing under the heading “ 2019 outlook” below, are based on estimates and assumptions prepared by the Company’s management as of the date of this presentation that, although the Company believes to be reasonable as of such date, are inherently uncertain . These statements involve risks and uncertainties, including, but not limited to, statements regarding our intentions, beliefs or current expectations concerning, among other things, the Company’s results of operations, financial condition, liquidity, prospects, growth, strategies and the markets in which the Company operates . Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward - looking statements are more fully discussed under the caption “Risk Factors” in the prospectus Clarivate filed with the U . S . Securities and Exchange Commission (“SEC”) on September 9 , 2019 (SEC File No . 333 - 233590 ) (the “Prospectus”) , along with our other filings with the SEC .. However, those factors should not be considered to be a complete statement of all potential risks and uncertainties . Forward - looking statements, including the Company’s 2019 full - year guidance, speak only as of the date the statements are made .. The Company undertakes no obligation to update or revise any of the forward - looking statements contained herein, whether as a result of new information, future events or otherwise . If the Company does update one or more forward - looking statements, no inference should be drawn that the Company will make any additional updates with respect thereto or with respect to any other forward - looking statements . The consolidated financial information presented herein was based on certain assumptions and estimates, and may not necessarily reflect the results of operations that would have occurred if the Company had been a separate, standalone entity during the periods presented or the Company’s future results of operations . In addition, the estimated costs and anticipated cost savings presented herein, are based on management’s expectations, beliefs and projections, are subject to change and there can be no assurance that such expectations, beliefs or projections will be achieved . Non - GAAP Financial Measures – Non - GAAP reconciliations can be found on the Clarivate website This presentation contains financial measures which have not been calculated in accordance with United States generally accepted accounting principles, consistently applied (“GAAP”), including Adjusted Revenues, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Diluted EPS, Free Cash Flow and Standalone Adjusted EBITDA, because they are a basis upon which our management assesses our performance and we believe they reflect the underlying trends and indicators of our business . Although we believe these measures are useful for investors for the same reasons, these financial measures should not be considered as an alternative to GAAP financial measures as a measure of the Company’s financial condition, profitability and performance or liquidity . In addition, these financial measures may not be comparable to similar measures used by other companies . We urge you to review Clarivate’s financial statements contained in the Prospectus and in any subsequently filed Form 6 - K . At the end of this presentation, we provide further descriptions of these non - GAAP measures and reconciliations of these non - GAAP measures to the corresponding most closely related GAAP measure Required Reported Data We are required to report Standalone Adjusted EBITDA, which is identical to Consolidated EBITDA and EBITDA as such terms are defined under our credit agreement, dated as of October 31 , 2019 , governing the Company’s term loan facility and revolving credit facility, as amended and/or supplemented from time to time (the “Credit Agreement”) and the indenture (the “Indenture”) governing the Company’s 4 . 50 % senior secured notes due 2026 (the “Notes”), respectively, pursuant to the reporting covenants contained in such agreements . In addition, management of the Company uses Standalone Adjusted EBITDA to assess compliance with various incurrence - based covenants in these agreements .

Clarivate has world - leading assets serving large and stable end - markets • Leading provider of intellectual property and scientific information , analytical tools & services • Products support customers’ critical decisions in discovery, protection and commercialization of ideas and brands • Global, diversified customer base • Portfolio of curated proprietary databases deeply embedded in customers’ workflows • Experienced management team with proven track record • ~ 4,500 colleagues across 30+ countries

Business model provides clear path to long - term profitable growth Highly - recurring subscription revenue with high retention and revenue visibility Significant operating leverage from ‘build once, sell many times’ Low capital requirements allow high cash flow conversion and strong reinvestment capacity Attractive free cash flow profile support M&A and capital return = strong cash flow = capacity to reinvest + profitable incremental growth Recurring revenue

Our group of time-tested assets has been built on a legacy that goes back more than 150 years

- **1864** — **Zoological Records founded** by Zoological Society of London and British Museum
- **1955** — Dr. Eugene Garfield **invents citation indexing and searching**
- **1957** — **ISI** founded
- **1963** — Monty Hyams begins **selling patent bulletins** from his home, Derwent
- **1980s** — Acquired trademark research companies **CompuMark**
- **1990s** — **Web of Science** launched
- **2011 - 2012** — **Cortellis** launched
- **Oct 2016** — **Separate** from Thomson Reuters

Here’s what’s happened since we set a goal in 2019 to acquire a great information services company Churchill Capital IPO (NYSE:CCC) Churchill and Clarivate merger announced Merger closes; Clarivate becomes public company (CCC) Jerre Stead becomes Chair and CEO Investor day Clarivate third anniversary as independent company Debt refinancing Organizational efficiency work begins TRA buyout Secondary offering Sep 2018 Jan 2019 May 2019 Nov 2019 Oct 2019 Jun 2019 Aug 2019 Sept 2019

Building on a legacy of storied assets

…focus on strengthening our foundation • Implemented shared services model • Built independent operating functions • Completed ~100 technology separation workstreams • Branded as Clarivate • Began portfolio optimization with 1 divestiture and 4 tuck - in acquisitions Separation from TR allowed us to…

What’s working well • Well - established info services business • Leading market position • Assets vital to customers • Long - term customer relationships with most important organizations in industry • Separation from TR complete • Foundational infrastructure in place My perspective after being in leadership role for two quarters Making progress on initiatives to drive our long - term strategy

• Optimize infrastructure systems • Lean organizational structure • Sales structure and incentives to drive cross - and up - sell • Modernized product platforms • Advanced analytics • Pricing model • Capital allocation / portfolio evaluation • Sense of urgency • Build vibrant culture My perspective after 2 quarters: What we are doing differently Significantly improve execution, financial performance and shareholder returns The Clarivate way

Culture matters and is a priority at Clarivate Glassdoor culture survey, July 2019 of employees stay because of culture Culture matters more than salary for Millennials consider mission and purpose when applying for a job believe it’s important to have a clear mission and purpose 65% 79% 89%

Clarivate’s purpose We believe human ingenuity can transform the world and improve our future.

Clarivate’s vision We will improve the way the world creates, protects and advances innovation.

Clarivate’s mission We are a trusted, indispensable partner to innovators everywhere by delivering critical data, information, workflow solutions and deep domain expertise.

Clarivate’s values Aim for greatness Value every voice Own your actions

We have four strategic goals that will move us toward success Continue to improve colleague engagement score Further increase customer delight score Focus on strong top - and - bottom - line growth Provide superior investor returns Sustainability

Strengths 75 – feedback 65 – communication 63 – action taking Opportunities 56 – decision making 61 – growth 68 – customer focus Our recent colleague engagement survey had a response rate of 81%, up 10% from last year Engagement score = 69 (benchmark is 72) 2020 goal 74

86 – quality of products & services 85 – information & insights 55 – easy to do business with Customer feedback tells us: • Insight into decision - making critical • Products highly valued • Offerings perceived as best - in - class • Big opportunity to enhance user experience Overall customer delight = 76 (Benchmark is 82) Customer Delight Surveys were conducted in June/July and October 2019 by CustomerFirstNow and consisted of 10,000+ participants. Measuring customer delight tells us exactly where to focus our improvement efforts 2020 goal 80

Sustainability goals: Environmental, Social and Governance factors will play a key role in our success Q2 2020 - Conduct assessment Exit 2020 - More ESG transparency Q2 2021 - Complete submissions to Dow Jones Sustainability Index and Carbon Disclosure Project YE 2024 - List on Dow Jones Sustainability Index and FTSE4GOOD Index

• Engaged BCG to benchmark performance • Identified opportunities to: – ‘Right - size’ corporate functions – Centralize resources to eliminate duplication – Move majority of contractors to full - time colleagues – Simplify and automate processes – Improve customer penetration – Rationalize real estate footprint – Unify commercial and product management functions We have put structures and processes in place to operate more efficiently and effectively Work will be complete in next 12 – 15 months

• Scale more easily / efficiently • Integrate future acquisitions more quickly • Be more agile and flexible • Innovate more rapidly • Focus on customers • Leverage existing assets • Create cost savings and margin expansion • Accelerate product roadmaps • Leverage best practices These actions allow us to: Result: $70 - $75M annual run - rate cash savings exiting 2020

An analysis of our customer base and their buying histories reveals significant opportunities $918 $346 $123 $36 $4 $0 $250 $500 $750 $1,000 Largest 500 A B C D Avg spend per client $k Customers by average revenue; percent of total revenue 500 320 1.5k 4k 12k+ 47% 15% 5% 13% 20% # of customers

• Deploying strategies to drive growth • Cross - selling • Optimizing prices to close gaps and inconsistencies • Increasing number of logos • Serving customers more efficiently – Centers of excellence – Inside sales – Strategic account management Building a strategic sales organization Delivering higher - touch experience for lower cost across all revenue levels

Technology has a very important role at Clarivate Customer and company growth Optimizing day - to - day operations in a cost - effective way Protecting our systems, data and IP Enabling product innovation Providing solutions to drive value for our customers People  Process  Technology

Reaffirming 2019 outlook and introducing 2020 guidance 1 Adjusted Revenue adds back $0.5M, $0.5M, $0.1M in 2019, 2019 pro forma, and 2020, respectively, in deferred revenues purchase d a ccounting adjustment. 2 Pro forma the divestiture of the Mark Monitor brand protection, antipiracy, and antifraud business, announced November 5, 201 9 ($M, except % and per share data) 2019 2019 pro forma 2 2020 Adjusted revenue 1 $ 962 - $995 $907 - $940 $950 - $970 Adjusted EBITDA $290 - $310 $290 - $310 $330 - $350 Adjusted EBITDA margin % 30% - 31% 32% - 33% 35% - 36% Adjusted free cash flow $111 $119 $195 - $210 Looking back…said we would exit 2020 with organic growth of 4% – 6%, adjusted EBITDA of 35% - 38% and free cash flow conversion of 60%+

• Business model with strong financial attributes • Fundamental assets are unmatched anywhere • Embedded in customers’ critical core workflows • Strong, purpose - based culture in place • Multiple initiatives enabling us to continue to focus, simplify and execute • Critical levers to drive growth and profitability As we build on our solid foundation, there are very large opportunities ahead The Clarivate way

Appendix – Non - GAAP reconciliations

Non GAAP Reconciliation - Revenues, net to Adjusted revenues (in millions) Low High Low High Low High Revenues, net $ 961.5 $ 994.5 $ 961.5 $ 995.5 $ 949.9 $ 969.9 Deferred revenues adjustment (2) 0.5 0.5 0.5 0.5 0.1 0.1 Revenue attributable to business sold n/a n/a (55.0) (56.0) n/a n/a Adjusted revenues $ 962.0 $ 995.0 $ 907.0 $ 940.0 $ 950.0 $ 970.0 Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019. (2) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction.

Non - GAAP Reconciliation - Net Income to Adjusted EBITDA Low High Low High Low High (in millions) Net (loss) income (2) $ (170.5) $ (158.5) $ (166.6) $ (154.6) $ 2.3 $ 16.3 Benefit for income taxes 12.4 12.4 12.4 12.4 14.7 14.7 Depreciation and amortization 189.0 191.0 189.0 191.0 193.0 194.0 Interest, net 125.0 126.0 125.0 126.0 81.0 82.0 Transition Services Agreement costs (3) 10.0 11.0 10.0 11.0 (4.0) (5.0) Transition, transformation and integration expense (4) 97.0 98.0 97.0 98.0 38.0 39.0 Deferred revenue adjustment (5) 0.5 0.5 0.5 0.5 - 1.0 Transaction related costs (6) 13.0 14.0 13.0 14.0 1.0 2.0 Share-based compensation expense (7) 48.0 49.0 48.0 49.0 4.0 5.0 Operating margin attributable to business sold (8) n/a n/a (3.9) (3.9) n/a n/a Legal settlement (39.4) (39.4) (39.4) (39.4) - - Other (9) 5.0 6.0 5.0 6.0 - 1.0 Adjusted EBITDA $ 290.0 $ 310.0 $ 290.0 $ 310.0 $ 330.0 $ 350.0 Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019. (2) Net (loss) income does not include the effect of the Company's recent debt refinancing that closed in October 31, 2019 or the related impact on tax.

Non - GAAP Reconciliation - Net Income to Adjusted EBITDA (continued) (9) Includes primarily the net impact of foreign exchange gains and losses related to the re-measurement of balances and other one-time adjustments. (7) Share-based comensation expense for the year ending December 31, 2019 includes vesting, issuance and modification of equity awards while the year ending December 31, 2020 includes only the amortization of expense for awards granted as of September 30, 2019. This does not include any future expense related to new options granted under the 2019 plan or the vesting of any outstanding awards triggered by a market performance measure. (8) Reflects the MarkMonitor product line's operating margin, excluding amortization and depreciation, prior to its divestiture in December 2019. (3) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets. (4) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology. (5) Reflects the deferred revenues fair value accounting adjustment arising from the purchase price allocation in connection with the 2016 Transaction. (6) Includes consulting and accounting costs associated with the May 2019 merger transaction, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.

Non - GAAP Reconciliation - Adjusted EBITDA Margin Low High Low High Low High Adjusted revenues $ 962.0 $ 995.0 $ 907.0 $ 940.0 $ 950.0 $ 970.0 Adjusted EBITDA $ 290.0 $ 310.0 $ 290.0 $ 310.0 $ 330.0 $ 350.0 Adjusted EBITDA Margin 30% 31% 32% 33% 35% 36% Year Ending December 31, 2019 (Forecasted) Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Year Ending December 31, 2020 (Forecasted) (1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

Non-GAAP Reconciliation- Adjusted Free Cash Flow

(in millions)	Year Ending December 31, 2019 (Forecasted) Low	High	Year Ending December 31, 2019 (Pro Forma Forecasted) (1) Low	High	Year Ending December 31, 2020 (Forecasted) Low	High
Net cash provided by operating activities	$ 80.3	$ 102.3	$ 80.3	$ 102.3	$ 203.8	$ 227.8
Capital expenditures	$ (55.0)	$ (60.0)	$ (47.0)	$ (52.0)	$ (43.8)	$ (53.8)
Free Cash Flow	$ 25.3	$ 42.3	$ 33.3	$ 50.3	$ 160.0	$ 174.0
Transition Services Agreement costs (2)	$ 10.0	$ 11.0	$ 10.0	$ 11.0	$ (4.0)	$ (5.0)
Transition, transformation and integration expense (3)	$ 97.0	$ 98.0	$ 97.0	$ 98.0	$ 38.0	$ 39.0
Transaction related costs (4)	$ 13.0	$ 14.0	$ 13.0	$ 14.0	$ 1.0	$ 2.0
Legal Settlement	$ (45.3)	$ (45.3)	$ (45.3)	$ (45.3)	$ -	$ -
Adjusted Free Cash Flow	$ 100.0	$ 120.0	$ 108.0	$ 128.0	$ 195.0	$ 210.0

(1) As if the MarkMonitor brand protection, antipiracy, and antifraud business were divested on January 1, 2019.

(2) Includes accruals for payments to Thomson Reuters under the Transition Services Agreement. These costs decreased substantially in 2019, as we are in the final stages of implementing our standalone company infrastructure. In 2020, this income is related to a new transition services agreement and offset by the reverse transition services agreement from the sale of MarkMonitor assets.

(3) Includes costs incurred after the 2016 Transaction relating to the implementation of our standalone company infrastructure and related cost-savings initiatives. These costs include mainly transition consulting, technology infrastructure, personnel and severance expenses relating to our standalone company infrastructure, which are recorded in the transition, integration, and other line-item of our income statement, as well as expenses related to the restructuring and transformation of our business following the May 2019 merger transaction, mainly related to the integration of separate business units into one functional organization and enhancements in our technology.

(4) Includes consulting and accounting costs associated with the merger transactions in 2019, the sale of the IPM product line, the sale of certain assets of the MarkMonitor product line and tuck-in acquisitions.

Clarivate Analytics